**X-Cal Resources Ltd.**
**PO Box 48479 Bentall Centre**
**Vancouver, BC V7X 1A0**
**Tel: (604) 662-8245 Fax: (604) 688-7740**

02 JUN 20 AM 11:32

June 12, 2002

SUPPL

02042157

PROCESSED
JUL 01 2002
THOMSON
FINANCIAL

Office of International Corporate Finance
Securities & Exchange Commission
450 5th Street NW
Mail Stop 3-9
Washington, DC 20549

**Re: XCL - EXEMPTION # 82-1655**

To Whom It May Concern:

Enclosed please find the most recent news release for X-Cal Resources Ltd. (dated June 12, 2002).

Thank you.

Sincerely,

Susannah Lam for X-Cal Resources Ltd.

dlw 6/28

# X-Cal Resources Ltd.

**TSE/XCL** **June 12, 2002**

## News Release

### Plans for Three North American Gold Properties

X-Cal Resources Ltd. holds three quality North American Gold Properties. The work programs for each of X-Cal's properties are outlined below.

***Sleeper Gold Project***
***Humboldt County, Nevada***

The Sleeper Gold Property is one of the top North American exploration projects with a resource base. X-Cal's work has demonstrated a major gold system to be present within the 30 square mile property. The property is drill ready and merits a major drill program. The initial drill budget for testing targets in the District is estimated at $US 5 million. The exercise of X-Cal's Option on 100% of the property should take place concurrent with the drill program. Various funding structures for the option exercise and drill program are under discussion.

***Snowbird Gold Deposit***
***Fort St. James, BC***

X-Cal Resources Ltd. owns 100% of the Snowbird Gold Deposit located near Fort St. James, British Colombia. An engineering firm has begun the necessary work to upgrade the Snowbird Gold Deposit database in preparation for a bulk sampling and drilling program. The Company has invested approximately $2 million on the 6,000 acre BC property, to date. (The property was vended to X-Cal by the late Dr. Franc Joubin, a Mining Hall of Fame member, recognized as one of the most successful economic geologists.) A gold resource exists at surface in a structural setting where + 1 million ounce gold deposits are possible. The drill data, geochemistry and geophysics are being digitized for use with current geologic systems. New resource figures will be calculated as part of the data compilation. Preliminary estimates are for a CAD$1,000,000 work program. The onsite work will be funded by issuance of flow through shares after the new database and compilation have been received by X-Cal.

## ***Mill Creek Gold Property***
## ***Lander County, Nevada***

The Mill Creek Gold Property is the "keystone" square mile (640 acres) located over the next lower plate window, Northwest of the Pipeline Gold Deposit on the Battle Mountain Trend. The Cortez Joint Venture (Placer & Kennecott) has produced over 1 million ounces per year from their properties in this area and must replace reserves. Discussions aimed at consolidating exploration lands around the window have been ongoing. The X-Cal Property has a drill hole intercept of 10 ft. of 0.52 opt Au and untested drill targets near to the lower plate outcrops. The property is 100% held by X-Cal. Mill Creek is a very well located gold property which can be tested by an initial US$500,000 drill program. X-Cal has received proposals to option the property that did not meet our criteria. Management is considering whether the project will be drilled by X-Cal or optioned out if terms that do meet our criteria for Joint-Venture can be negotiated.

Summary

X-Cal's two Nevada Gold Properties are in locations and with attributes that make them both relevant to the reserve replacement necessities of the Nevada Gold Production industry. Sleeper is an entire district with a very high grade history and resource base, while Mill Creek is a more concentrated strategic land holding.

The Snowbird Gold Deposit in British Columbia is a Canadian property, with a resource and excellent potential to increase the resource.

Presentations for analysts and institutional investors are scheduled for New York and Toronto on June 18th & 19th, 2002.

••••••••

***Visit our Website:*** www.x-cal.com

*For further information contact:* ***Shawn Kennedy, President***
*Tel: (604) 662-8245 Fax: (604) 688-7740*

***Note:*** *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*